

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 31, 2009

<u>Via U.S. Mail and Fax (972) 673-1855</u>

Mr. James A. Fontaine
Chief Executive Officer and President
Microtune, Inc.
2201 10th Street
Plano, Texas 75074

>   **Re: Microtune, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed February 20, 2009**
>   **File No. 000-31029**

Dear Mr. Fontaine:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the fiscal year ended December 31, 2008</u>

<u>Item 1. Business</u>

<u>Manufacturing, page 11</u>

1.   In future filings, quantify the extent to which your revenues are dependent upon your manufacturing agreement with Ionics. In this regard, we note from your disclosure on page 40 that for the fiscal year ended December 31, 2008, "modules" accounted for

$26.54 million of your revenues. Please clarify the extent to which you are dependent on Ionics for the manufacture of those "modules." Expand your related risk factor as appropriate to provide more specificity regarding your dependence on Ionics.

Item 11. Executive Compensation, page 60

2.   We note the references to the "Radford Survey" and the "peer group" under the caption "Executive Compensation Objectives and Policies" that you have incorporated by reference from page 44 of your proxy statement. In future filings, please identify the companies in the peer group.

3.   We note the references to "appropriate salary levels" and "factors" under the caption "Base Salary Compensation" on page 44 of the proxy statement that you have incorporated by reference into your Form 10-K. In future filings, describe specifically how the amounts were determined and the reasons for the differing amounts among the named executive officers.

4.   We refer to your disclosure under the caption "Long-Term Equity Incentive Compensation" on page 48 of the proxy statement that you have incorporated by reference into your Form 10-K. We note minimal, if any, discussion and analysis as to how the long-term equity incentive compensation awards were determined. In future filings, include substantive analysis and insight into how your Compensation Committee made award determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, discuss and analyze how the Compensation Committee determined the actual number of shares underlying an award to your named executive officers and how and why those awards varied among the named executive officers.

Form 10-Q for the period ended September 31, 2009

Financial Statements, page 2

Consolidated Balance Sheets, page 3

5.   We note that you reflect a single line item for goodwill and intangible assets. In future filings, please separately state the amount of any goodwill and intangible assets in your statements of operations. Refer to paragraph 350-20-45 of the FASB Accounting Standards Codification (FASB ASC).

Note 2. Acquisition of Auvitek International ltd., page 13

6.   We see that there are provisions for two earn-out payments as part of your merger agreement with Auvitek that are to be determined based upon the achievement of certain performance metrics during the period July 1, 2009 through June 30, 2010. Please tell us

who will receive the consideration from each of the earn-out provisions described on page 13. Additionally, please provide us with the performance metrics, and the type and amount of consideration paid when such performance metrics are achieved, for each earn-out provision described on page 13.

Item 4. Controls and Procedures, page 33

7.   We note from your disclosure that your CEO and CFO concluded that as of the end of the Evaluation Date, your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports you file or submit under the Securities and Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms. In future filings, please revise the conclusion of your principle executive and financial officers regarding the effectiveness of your disclosure controls and procedures to encompass the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e), or simply state, if true, that such officers concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

* * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or Jeff Jaramillo at (202) 551-3212 if you have any questions regarding comments on the financial statements and related matters. Please contact Tom Jones, Staff Attorney, at (202) 551-3602 or me, at (202) 551-3635 if you have questions on any other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Tim Buchmiller
Reviewing Attorney